SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Navios Maritime Holdings Inc.

(Name of Subject Company (issuer) and Filing Person (offeror))

American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 100

American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 308
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Vasiliki Papaefthymiou

Executive Vice President - Legal and Director

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Stuart Gelfond

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8272

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$35,960,000	$3,622

(1)	Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Navios Maritime Holdings Inc. seeks to acquire any and all outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”) and any and all outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred” and, together with the Series G Preferred the “Preferred Shares”). The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The sum of the (a) the product of (i) $5.38, the average of the high and low prices per Series G ADSs on the New York Stock Exchange on September 16, 2016, and (ii) 2,000,000, the maximum number of Series G ADSs that could be accepted for exchange in the Exchange Offer; and (b) the product of (i) $5.25, the average of the high and low prices per Series H ADS on the New York Stock Exchange on September 16, 2016, and (ii) 4,800,000, the maximum number of Series H ADSs that could be accepted for exchange in the Exchange Offer.

(2)	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $3,622	Filing Party: Navios Maritime Holdings Inc.
Form or Registration No.: Schedule TO-I	Date Filed: September 19, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed with the Securities and Exchange Commission on September 19, 2016 relating to an offer (the “Exchange Offer”) by Navios Maritime Holdings Inc., a Republic of Marshall Islands corporation (the “Company”), to acquire any and all outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”) and any and all outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred” and, together with the Series G Preferred, the “Preferred Shares”) from all tendering holders of Series G ADSs and Series H ADSs, pursuant to the terms and subject to the conditions described in the offer to exchange, dated September 19, 2016, as amended and supplemented by the supplement, dated September 29, 2016 (the “Offer to Exchange”), and the related letter of transmittal for each of the Series G ADSs and the Series H ADSs (collectively, the “Letters of Transmittal”), which, as amended or supplemented from time to time, together constitute the Exchange Offer.

Except as set forth herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO or the Offer to Exchange. All information in the Offer to Exchange, including all exhibits and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 5 in response to all items required in the Schedule TO. This Amendment No. 5 should be read in conjunction with the Schedule TO and Exhibits thereto. All capitalized terms used in this Amendment No. 5 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended to add the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Communication to Holders, dated October 19, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

Date: October 19, 2016	By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President - Legal and Director